Form 20-F
Akazoo S.A.
filed 2019-09-17
CIK 1767043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 11, 2019

Commission File Number: 001-39042

Akazoo S.A.

(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation)

19 Rue de Bitbourg

L-1273, Luxembourg

Grand Duchy of Luxembourg

(address of principal executive offices)

Apostolos N. Zervos

Chief Executive Officer

96 Kensington High Street

W8 4SG, London

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary Shares, nominal value of €0.01 per share	SONG	NASDAQ Capital market
Warrants to purchase Ordinary Shares	SONGW	NASDAQ Capital market

Securities registered or to be registered pursuant to Section 12(g) of the Act: ☐

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: ☐

On September 12, 2019, the registrant had 49,635,191 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards  provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

Certain Information

In this Shell Company Report on Form 20-F (the “Report”), unless otherwise indicated, “Akazoo,” “we,” “us,” “our,” or “Company” refers to Akazoo S.A. (formerly known as Modern Media Acquisition Corp. S.A.), a company organized under the laws of Luxembourg.

Modern Media Acquisition Corp., a Delaware corporation (“MMAC”) entered into a business transaction agreement, dated as of January 24, 2019 (as amended, the “Business Transaction Agreement”), which provided for a business combination (the “Business Combination”) between MMAC and Akazoo Limited, a private company limited by shares incorporated under the laws of Scotland (“Old Akazoo”). The Business Combination was structured to combine the assets and businesses of MMAC and Old Akazoo into one new, publicly traded entity. The Business Combination resulted in (1) stockholders of MMAC, equityholders of Old Akazoo and certain other equity investors together holding all of the outstanding Ordinary Shares of Akazoo and (2) Old Akazoo becoming a wholly owned subsidiary of Akazoo.

Pursuant to the Business Transaction Agreement, the Business Combination was effected in three steps: (i) subject to the approval and adoption of the Business Transaction Agreement by the stockholders of MMAC, MMAC merged with and into Akazoo, with Akazoo remaining as the surviving publicly traded entity (the “Merger”); (ii) Unlimited Music S.A., a Luxembourg public limited company (société anonyme) (“LuxCo”), acquired the entire issued share capital of Old Akazoo in consideration for issuing ordinary shares of LuxCo (“LuxCo Shares”) to the Old Akazoo shareholders (the “Share Exchange”) and (iii) LuxCo merged with and into Akazoo, with Akazoo remaining as the surviving publicly traded entity (the “Luxembourg Merger”).

In connection with the Business Combination, on September 11, 2019, we sold units consisting of an aggregate of 6,514,773 shares and warrants exercisable for 4,740,768 shares to accredited investors. An additional 2,579,232 warrants were issued to the Old Akazo shareholders for a total of 7,320,000 ordinary shares issuable upon exercise of warrants. The warrants are exercisable at a price of $9.20 per share and expire 5 years from closing of the business combination.

249,460 Ordinary Shares were also issued in connection with the Business Combination to certain creditors of MMAC in lieu of cash payment by Akazoo of amounts owed to them. Such Ordinary Shares were issued to those creditors at a rate of $8.00 per Ordinary Share.

In addition, 625,000 Ordinary Shares were issued to certain service providers, underwriters and placement agents of MMAC, at a rate of $8.00 per Ordinary Share.

Furthermore, in connection with the Business Combination and the private placement offering, certain Securityholders of Akazoo forfeited an aggregate of 2,600,000 Ordinary Shares and such Ordinary Shares were cancelled by Akazoo.

Note on Presentation

Currency

All references in this report to (i) “Euro,” “EUR,” or “€” are to the currency of the member states participating in the European Monetary Union, and (ii) “U.S. dollar,” “USD,” or “$” are to the currency of the United States. Our reporting currency is the Euro.

Rounding

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Forward-looking Statements

This report contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Akazoo and may include statements for the period following the consummation of the proposed business combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in our public filings made with the Commission and the following:

•	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities, and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to maintain access to content and manage license relationships, and to invest in growth initiatives and pursue acquisition opportunities;

•	the ability to recognize the anticipated benefits of the Business Combination;

•	costs related to the Business Combination;

•	the concentration of voting power among our major Securityholders who have substantial control over our Ordinary Shares;

•	the limited liquidity and trading of our securities;

•	geopolitical risk and changes in applicable laws or regulations in our varying markets;

•	the possibility that we may be adversely affected by other economic, business, and/or competitive factors;

•	financial performance;

•	operational risk;

•	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources; and

•	fluctuations in exchange rates between the foreign currencies in which we typically do business and the Euro.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this prospectus and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Following the Business Combination, the directors and executive officers of Akazoo are the individuals indicated below.

Name	Age	Position
Apostolos N. Zervos	40	Chief Executive Officer; Director
Pierre Schreuder	41	Chief Financial Officer
Lewis Dickey, Jr.	58	Chairman of the Board of Directors; Director
Panagiotis Dimitropoulos	49	Director
Maja Lapcevic	47	Director
Athan Stephanopoulos	43	Director
David Roche	50	Director
Alexander Macridis	57	Director

Apostolos N. Zervos. Mr. Zervos  is currently Founder & CEO of Akazoo, that he founded as a music streaming service in 2010. He has more than 15 years of experience in managing, building and scaling innovative and disruptive technology consumer propositions in new media organically and through M&A. As an executive and entrepreneur, he has pioneered and launched some of the first global mobile propositions for Fortune 500 companies and top global brands and grown Akazoo to over $100 million in revenues. Apostolos received his B.A. from Yale University in 2002.

Pierre Schreuder. Mr. Schreuder has been the Chief Financial Officer of Akazoo since 2018 and has been a consultant to Akazoo since 2017. His prior experience includes employment from 2010 to 2017 with RBC Capital Markets and from 2003 to 2007 with UBS Investment Bank, where he was in the Investment Banking Group in both firms. From 2007 to 2010, Pierre worked for investment firms Pengana Capital and Oriel Asset Management. Pierre holds a Master of Science in Industrial Engineering from Eindhoven University of Technology, a Master of Science in Economics from Erasmus University and is a CFA charterholder.

Lewis Dickey, Jr. Mr. Dickey is currently the Chairman of Akazoo.  In 1997, Lew co-founded Cumulus Media, a leader in the radio broadcasting industry which owns and operates a nationwide radio network in the U.S., serving as Chairman, President and CEO for 15 years. He is also Chairman of DM Luxury, a publisher of lifestyle magazines in the U.S..  He was previously the Chairman and Chief Executive Officer of MMAC from January 2017 until September 2019. Lew has a Bachelors and Masters from Stanford University and an MBA from Harvard Business School.

Panagiotis Dimitropoulos. Mr. Dimitropoulos has been our director since the closing of the Business Combination and was a non-executive director of Old Akazoo since 2015. Panagiotis founded InternetQ Group Ltd in 2000 and has been its Chief Executive Officer since November 1, 2012. Panagiotis is considered a pioneer in the mobile value added services industry and has grown InternetQ to one with international presence and operations. He completed his academic studies in Law at the Athens University and he earned an MBA from ALBA.

Maja Lapcevic. Maja has been our director since the closing of the Business Combination Maja has been a Senior Vice President, Mastercard Labs and leads Mastercard Lab's Global Innovation Programs since January 2019. Prior to joining Mastercard, from 2011 to 2018, Maja held multiple roles at Citi Ventures including Senior Vice President, Venture Investing and Director of Strategic Growth, focusing on Commerce Payments, FinTech, and Market Technology domains. Maja holds a B.A. in Government from Georgetown University.

Athan Stephanopoulos. Athan has been our director since the closing of the Business Combination Athan has been the President of NowThis, the leading digital media brand that produces and distributes video news for mobile and social audiences since 2016. Today, NowThis is the largest news source for millennials globally (according to Tubular Labs). Previously, Athan was the founder and CEO of a Cliptamatic, a social video distribution platform that was acquired by NowThis in 2014.

David Roche. David has been our director since the closing of the Business Combination. David has been the Executive Chairman of GoHenry Ltd. a privately backed Fintech company since 2015 and was the President, SVP and Managing Director of Hotels.com from 2003 to 2014, where he grew Hotels.com over 10 years. He also serves as the Chairman of Guestline, a software company operating in the hospitality space. He is an experienced angel investor in the European technology space and holds an MBA from INSEAD.

Alexander Macridis. Alexander has been our director since the closing of the Business Combination Alexander has been the Chairman and Managing Director of Chryssafidis S.A. an industrial equipment distribution company operating in South East Europe, since 1991, is a Member of the Board of Directors of Aegean Airlines, is General Secretary of SEV, the Hellenic Federation of Industries, and is a Member of Yale University's President's Council on International Activities. In previous roles, Alexander was at Goldman Sachs & Co., in M&A and Corporate Finance. Alexander has a BA and JD Law degree from Yale University and an MBA from Harvard Business School.

There are no family relationships between the officers or directors of the Company.

B. Advisers

Not applicable.

B. Auditors

Crowe U.K. LLP located in London, United Kingdom. Crowe U.K. LLP has been the auditor of Akazoo Limited since 2015.

WithumSmith+Brown, PC located in Whippany, New Jersey. WithumSmith+Brown has been the auditor of Modern Media Acquisition Corp. since 2017.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data

The disclosures under the captions “Selected Historical Financial Data of Pubco” beginning on page 25, “Selected Historical Financial Data of MMAC” beginning on page 26 and “Selected Historical Financial Data of Akazoo” beginning on pages 32 of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

B. Capitalization and indebtedness

The following table shows the capitalization of Akazoo as of December 31, 2018, taking into effect the adjustments to reflect the Business Combination effected as at September 11, 2019.

Capitalization & Indebtedness as at 12/31/2018 reflecting Business Combination as at 09/11/2019 (€ thousand)	Actual 12/31/2018 (Audited)	Adjustments	As adjusted
Non-current assets	28,882	10	28,892
Cash and cash equivalents	501	(1) 42,739	43,240
Total current assets	35,184	42,739	77,923
Total assets	64,066	42,749	106,815
Common stock	57	(7)	50
Other equity items	46,765	45,073	91,838
Accumulated other comprehensive income	(1,413)	-	(1,413)
Retained earnings (accumulated deficit)	312	-	312
Non-controlling interest	(9)	-	(9)
Total shareholders’ equity	45,712	45,066	90,778
Non-current liabilities	32	-	32
Loan and interest payable	2,317	(2) (2,317)	-
Total current liabilities	18,322	(2,317)	16,005
Total liabilities	18,354	(2,317)	16,037
Total liabilities and shareholders’ equity	64,066	42,749	106,815

The equity adjustments above include:

(1)	The liquidation of investments held in the trust account by MMAC of $14.2 million (approximately €12.6 million)
(1)	PIPE financing of $40.6 million (approximately €35.5 million)
(1)	Payment of cash fees of $6.2 million (approximately €5.4 million) related to the Business Combination
(1)	Funding by MMAC of $2.0 million (approximately €1.7 million) in order to extend the date by which MMAC has to consummate a Business Combination
(2)	Conversion into equity of Old Akazoo convertible loan note of €2.3 million

C. Reasons for the offer and use of proceeds

Not Applicable

D. Risk factors

The disclosure under the caption “Risk Factors” beginning on page 42 of the Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

Item 4. Information on the Company

A. History and development of company

Our Corporate Structure

The disclosures under the captions “The Parties to the Business Combination” beginning on page 15, “Recent Developments” beginning on page 16, and “The Business Combination” beginning on page 16 of the Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

Capital Expenditures

Akazoo had not conducted any material activities (other than those incident to its formation and to the matters contemplated by the Business Transaction Agreement) as of the date of this Shell Company Report.

Old Akazoo (Akazoo’s subsidiary) incurred capital expenditures of Euro 11.4 million, Euro 9.4 million and Euro 6.2 million in 2018, 2017 and 2016, respectively. In these periods, Akazoo’s capital expenditures were mainly used for the purchase and development of software. Akazoo will continue to incur capital expenditures in connection with the expected growth of our business. Akazoo incurred capital divestitures of Euro 0.01 million, Euro 0.23 million and Euro 0.02 million in 2018, 2017 and 2016, respectively.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). We maintain a website at https://www.akazoo.com.

B. Business overview

Akazoo operates in 25 countries, including emerging markets that represent some of the music streaming industry's fastest growing market opportunities. Akazoo's platform boasts patented Sonic AI music recommendation and profiling technology, developed to support its hyper-local strategy.

In the last 5 years, Akazoo's premium subscribers have grown from 1.1 million in 2014 to over 5.3 million today. In the first half of 2019, the Company's revenues grew 39% year-over-year.

Growth is expected to be driven by an array of existing and new partnerships that include mobile operators, handset manufacturers, media and partnering mobile applications and services, as well as growth in smartphone penetration in their core markets. In this regard the company will pursue commercial agreements with among others, international social networking services, transportation companies and mobile operators, the customers of each of which are interested in consuming music.

The disclosures under the captions “Information About Akazoo” beginning on page 147, “Information About MMAC” beginning on page 169 and “Information About PubCo” beginning on page 180 respectively of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

C. Organizational structure

The disclosures under the captions “Pre-Business Combination and Post-Business Combination Structure” beginning on page 21 of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

D. Property, plant and equipment

The disclosures under the captions “Akazoo Limited – Notes to the Consolidated Financial Statements for the Year Ended 31 December 2018 – 9. Property, Plant and Equipment” beginning on page F-24 of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The disclosures under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Akazoo” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMAC” beginning on pages 158 and 175, respectively, of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Directors and Executive Officers

The information set forth in Item 1.A. of this Shell Company Report on Form 20-F is incorporated herein by reference.

B. Compensation

Prior to the Business Combination, none of MMAC’s founding executive officers or directors had received any cash compensation for services rendered.

For the fiscal year ended December 31, 2018, Akazoo paid Euro 108 thousand (base salary and fees) to its officers as consideration for services rendered and it did not pay any compensation to its non-executive directors. No other significant employee benefits nor post employment benefits were provided.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We intend to provide an Equity Incentive Plan within sixty days of the closing of the Business Combination (see plan description below). Our Akazoo subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the job injury insurance through government-mandated defined contribution plans.

Equity Incentive Plan

General

Within sixty days of the closing of the Business Combination, Akazoo intends to adopt a 2019 Omnibus Equity Incentive Plan (the “Plan”). The Plan will be a comprehensive incentive compensation plan under which Akazoo can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to, Akazoo. The purpose of the Plan is to help Akazoo attract, motivate and retain such persons and thereby enhance shareholder value.

Summary of Plan

Administration. Upon effectiveness, the Plan will be administered by the Compensation Committee of the Akazoo Board (the “Plan Committee”) consisting of persons who, upon completion of the Business Combination, will each be (i) “Outside Directors” within the meaning of Section 162(m) of the Code, as amended, or the Code, (ii) “non-employee directors” within the meaning of Rule 16b-3 of the Exchange, or Non-Employee Directors, and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the Akazoo Board or the Plan Committee may delegate to a committee of one or more members of the Akazoo Board who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom Akazoo wishes to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. The Plan Committee shall consult with the Akazoo Board and Chief Executive Officer regarding awards to be made. If a member of the Plan Committee is eligible to receive an award under the Plan, such Plan Committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Plan Committee has complete discretion, subject to the terms of the Plan, to determine the employees, non-employee directors and non-employee consultants to be granted awards under the Plan, the type of awards to be granted, the number of Akazoo Ordinary Shares subject to each award, the exercise price under each option and the base price for each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the Akazoo Ordinary Shares underlying the award, and the required withholdings, if any. The Plan Committee is also authorized to construe the award agreements, and may prescribe rules relating to the Plan.

Grant of Awards; Akazoo Ordinary Shares Available for Awards. The Plan will provide for the grant of awards which are incentive stock options (“ISOs”), non-qualified stock options (“NQSOs”), unrestricted shares, restricted shares, restricted stock units, performance stock, performance units, SARs, tandem stock appreciation rights, distribution equivalent rights, or any combination of the foregoing, to key management employees, non-employee directors, and non-employee consultants of Akazoo or any of its subsidiaries (each a “participant”) (however, solely Akazoo employees or employees of Akazoo’s subsidiaries are eligible for incentive stock option awards). Akazoo plans to reserve a number of shares equal to 15% of the issued and outstanding shares for issuance as or under awards to be made under the Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any shares subject to such award shall again be available for the grant of a new award. The Plan shall continue in effect, unless sooner terminated, until the fifth (5th) anniversary of the date on which it is adopted by the Akazoo Board (except as to awards outstanding on that date). the Akazoo Board in its discretion may terminate the Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a holder, without the consent of the holder, with respect to any award previously granted.

Future new hires, non-employee directors and additional non-employee consultants are eligible to participate in the Plan as well. The number of awards to be granted to officers, non-employee directors, employees and non-employee consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

C. Board practices

Regarding directors’ service contracts providing for benefits upon termination:

-	The disclosures under “Information about Pubco - Information about PubCo Following the Business Combination - Employment Agreements” of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, are incorporated by reference herein.

Our Audit Committee consists of David Roche, Athan Stephanopoulos and Alexander Macridis. The Audit Committee provides assistance to our board of directors in fulfilling their responsibilities to shareholders, and investment community relating to our corporate accounting, reporting practices, and the quality and integrity of our financial reports. The Audit Committee, among other duties, recommends the independent auditors to be selected to audit our consolidated financial statements, meets with our independent auditors and financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of our accounting and financial controls, and reviews the consolidated financial statements contained in the annual report to shareholders with management and the independent auditors.

D. Employees

In 2018, 2017, and 2016, our subsidiary Akazoo had 26, 27, and 45 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,			% Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Administration and finance	8	6	22	+33%	-72%
Technology/Software Development	18	21	23	-14%	-9%

The following table describes our average number of employees by geographic location:

	December 31,
Region	2018	2017	2016
Europe	22	25	42
Non-Europe	4	2	3

Akazoo occupies a significant number of freelancers and consultants in its various functions.

E. Share ownership

The disclosure set forth in Item 7A of this Shell Company Report on Form 20-F is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The following table is designed to set forth information regarding the beneficial ownership of Akazoo’s Ordinary Shares of each person who owns greater than 5% of outstanding Akazoo Ordinary Shares and each of our officers and directors as of September 11, 2019. As of such date, we had 49,635,191 Ordinary Shares Outstanding.

	Beneficial Ownership Of Akazoo Ordinary Shares at 11 September, 2019
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class

Lewis W. Dickey, Jr. (2)	1,362,230	2.7%
Apostolos N. Zervos (3)	3,768,933	7.6%
Pierre Schreuder (4)	502,689	1.0%
Panagiotis Dimitropoulos (5)	10,214,348	20.6%
Maja Lapcevic	0	0
Athan Stephanopoulos	0	0
David Roche	0	0
Alexander Macridis	0	0
InternetQ Group Limited (6)	20,428,695	41.2%
Modern Media, LLC (7)	1,362,230	2.7%
Tosca Penta Music Limited Partnership and related funds(8)	18,516,636	37.3%
Astaria Ltd. (9)	2,509,983	5.1%
Freremon Limited (10)	354,109	0.7%
All directors and executive officers as a group (8 individuals)	15,848,200	31.9%

*	Represents beneficial ownership of less than 1%.
(1)	Unless otherwise indicated, all ownership is direct beneficial ownership.
(2)	Includes 1,362,230 shares owned by Modern Media LLC.
(3)	Includes 2,509,983 shares owned by Astaria Ltd..
(4)	Includes 354,109 shares owned by Freremon Limited.
(5)	Consists of shares owned by InternetQ. Panagiotis Dimitropoulos owns 61.6% of Pitragon, which may be deemed to beneficially own 10,214,348 of the Akazoo ordinary shares held by InternetQ. See Note 6 below. By virtue of his voting and dispositive power of Pitragon, Mr. Dimitropoulos may be deemed to beneficially own 10,214,348 of the Akazoo ordinary shares held by InternetQ. The business address of Mr. Dimitropoulos is 19 Rue de Bitbourg, L-1273, Luxembourg.
(6)	InternetQ Group Limited (“InternetQ”) is 50% owned by Pitragon Investment Limited (“Pitragon”) and 50% owned by various funds related to Tosca (the “Tosca Funds”). Each of Pitragon and Tosca select two members of the board of directors of InternetQ. The business address of InternetQ is 14 Old Queen Street, London, England, SW1H 9HP; the business address of Tosca is 150 St. Vincent Street, Glasgow, Scotland, G2 5NE; and the business address of Pitragon is 214 Arch. Makariou III, Limassol, 3030 Cyprus.
(7)	Mr. Dickey owns 100% of Modern Media, LLC. The business address of Mr. Dickey is 3414 Peachtree Road, Suite 480, Atlanta, Georgia 303326.
(8)	Includes 10,214,348 shares owned by InternetQ. See Note 6 above. The business address of Tosca Penta Music Limited Partnership is 150 St. Vincent Street, Glasgow, Scotland, G2 5NE.
(9)	Mr. Zervos owns 100% of Astaria Ltd. The business address of Mr. Zervos is 19 Rue de Bitbourg, L-1273, Luxembourg.
(10)	Mr. Schreuder owns 100% of Freremon Limited. The business address of Mr. Schreuder is 19 Rue de Bitbourg, L-1273, Luxembourg.

Except as disclosed herein, we are not aware of any other arrangement that may, at a subsequent date, result in a change of control of the combined company.

B. Related party transactions

Loans from shareholders of Company’s subsidiary

On 20 August 2018, the Company’s subsidiary Akazoo Limited issued Convertible Loan Notes 2020 to its shareholder Tosca Penta Music Limited Partnership for a principal amount of £1,800 thousand. The notes are convertible into ordinary shares of the Company at the option of the holder on or after 31 March 2019 or upon merger/exit, or, repayable on the second anniversary of the date of the instrument. The Company is entitled to accelerate repayment on the first anniversary of the date of the instrument. This note was converted into Akazoo ordinary shares in connection with the closing of the Business Combination.

The convertible notes are presented in the balance sheet as follows:-

Financial liabilities – borrowings in € thousand	2018
Liability component on initial recognition	2,012
Interest charge calculated at the effective rate	304
Liability component at the end of the period	2,317

Refer to Exhibit 99.1 “Financial Statements of Akazoo Limited” (Notes 15 and 19) for additional information on the related party transactions.

C. Interest of experts and counsel

Not Applicable

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Refer to Item 17.

B. Significant Changes

None.

Item 9. The Offer and Listing

Not applicable

Item 10. Additional Information

A. Share capital

On September 2, the Akazoo shareholders resolved, in connection with the Business Combination, that the 3,000,000 Ordinary Shares outstanding would be cancelled and our share capital would be reduced by €30,000 effective as of the Business Combination. Subsequently, in connection with the Business Combination, our share capital was increased to provide for issuances of Ordinary Shares to equityholders of MMAC and Old Akazoo in the Business Combination. Subsequently, in connection with the private placement offering and the transactions contemplated thereby, a delegate of the Akazoo Board of Directors increased our share capital . After such increases and the repurchase of 2,600,000 ordinary shares discussed below, our share capital was €496,351.91. Ordinary Shares and warrants sold in the private placement offering were sold as part of Akazoo Units, which were sold to certain private investors at a price of $8.00 per Unit. Ordinary Shares were also issued in connection with the private placement offering to certain creditors of MMAC in lieu of cash payment by Akazoo of amounts owed to them. Such Ordinary Shares were issued to those creditors at a rate of $8.00 of amounts payable per Ordinary Share. Furthermore, in connection with the Business Combination and the private placement offering, Akazoo repurchased an aggregate of 2,600,000 Ordinary Shares from certain Securityholders of Akazoo and such Ordinary Shares were cancelled by the resolutions of the delegate of the Akazoo Board of Directors.

As of September 17, 2019, our issued share capital amounted to € 496,351.91, represented by ordinary shares with a nominal value of € 0.01 per share. All issued shares are fully paid and subscribed for. A shareholder in a Luxembourg société anonyme holding fully paid up shares is not liable, solely because of his or her or its shareholder status, for additional payments to us or our creditors.

We currently have €9,926,107.67 of authorized capital, represented by 992,610,767 ordinary shares with a nominal value of € 0.01 per share. Authority to issue share capital from our authorized capital will expire on September 2, 2024.

As of September 17, 2019, we held no ordinary shares as treasury shares.

As of September 17, 2019, Akazoo Public Warrants to purchase 10,349,997 Ordinary Shares at an exercise price of $11.50 were issued and outstanding.

As of September 17, 2019, Warrants to purchase 7,320,000 Ordinary Shares at an exercise price of $9.20 were issued and outstanding.

B. Memorandum and Articles of Association

Akazoo is registered with the Luxembourg Trade and Companies’ Register under number B232611. Its corporate purpose, as stated in Article 2 of Akazoo’s articles of association, is the holding of participations in any form whatsoever in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio. Akazoo may grant loans to, as well as guarantees or security for the benefit of third parties to secure obligations of, companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as Akazoo, or otherwise assist such companies. Akazoo also may raise funds through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue securities of any type. In general, Akazoo may carry out any commercial, industrial, financial real estate or intellectual property activities that it may deem useful for the accomplishment of these purposes.

Issuance of Ordinary Shares and Preemptive Rights

Pursuant to Luxembourg law, the issuance of Akazoo’s Ordinary Shares requires approval by a quorum of the general meeting of shareholders, and a majority is required for the amendment of articles of association. The general meeting of shareholders may approve an authorized capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized capital for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the Luxembourg official gazette (Recueil Electronique des Sociétés, “RESA”). The general meeting may amend, renew, or extend such authorized capital and such authorization to the board of directors to issue ordinary shares.

Akazoo recognizes only one (1) holder per ordinary share. In case an ordinary share is owned by several persons, they shall appoint a single representative who shall represent them in respect of Akazoo. Akazoo has the right to suspend the exercise of all rights attached to that share, except for relevant information rights, until such representative has been appointed.

Upon the consummation of the Business Combination, the board of directors will resolve on the issuance of ordinary shares out of the authorized capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in the articles of association. The board of directors also resolves on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the board of directors to issue new ordinary shares exceeds the limits of Akazoo’s authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association. If the capital call proposed by the board of directors consists of an increase in the shareholders’ commitments, the board of directors must convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of ordinary shares for cash consideration. However, Akazoo’s shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the board of directors deems such suppression, waiver, or limitation advisable for any issuance or issuances of ordinary shares within the scope of Akazoo’s authorized share capital (as applicable after the Business Combination). The general meeting of shareholders duly convened to consider an amendment to the articles of association also may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights or renew, amend, or extend them, in each case for a period not to exceed five years. Such ordinary shares may be issued above, at, or below market value, and, following a certain procedure, even below the nominal value or below the accounting par value per ordinary share. The ordinary shares also may be issued by way of incorporation of available reserves, including share premium.

Repurchase of Ordinary Shares

Akazoo cannot subscribe for its own ordinary shares. Akazoo may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for its account, subject to the following conditions:

•	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

•	the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased;

•	the duration of the period for which the authorization is given, which may not exceed five years; and

•	in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of ordinary shares acquired by either Akazoo, or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;

•	only fully paid-up ordinary shares may be repurchased;

•	the voting and dividend rights attached to the repurchased shares will be suspended as long as the repurchased ordinary shares are held by Akazoo; and the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to Akazoo’s shareholders.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell Akazoo’s ordinary shares under the conditions set forth in Article 430-15 of the Luxembourg Company Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per ordinary share to be determined by the board of directors or its delegate shall represent not more than the fair market value of such ordinary share.

In addition, pursuant to Luxembourg law, Akazoo may directly or indirectly repurchase ordinary shares by resolution of its board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to Akazoo, or if the acquisition of ordinary shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in Article 430-16 of the Luxembourg Company Law.

Form and Transfer of Ordinary Shares

Akazoo Ordinary Shares are issued in registered form only and are freely transferable under Luxembourg law and Akazoo’s articles of association. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote Akazoo Ordinary Shares.

Under Luxembourg law, the ownership of registered ordinary shares is prima facie established by the inscription of the name of the shareholder and the number of ordinary shares held by him or her in the shareholders’ register.

Without prejudice to the conditions for transfer by book entry where ordinary shares are recorded in the shareholders’ register on behalf of one or more persons in the name of a depository, each transfer of ordinary shares shall be effected by written declaration of transfer to be recorded in the shareholders’ register, with such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. Akazoo may accept and enter into the shareholders’ register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to Akazoo.

Akazoo’s articles of association provide that it may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the ordinary shares entered in such register, and that the holders of ordinary shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their ordinary shares to another register so maintained. Entries in these registers will be reflected in the shareholders’ register maintained at Akazoo’s registered office.

If Akazoo’s ordinary shares are not listed on a stock exchange in the United States, a shareholders’ register will be maintained at its registered office in Luxembourg. Transfer of record ownership of ordinary shares is effected by a written deed of transfer acknowledged by Akazoo or by its transfer agent and registrar acting as its agent on Akazoo’s behalf.

Liquidation Rights and Dissolution

In the event of Akazoo’s dissolution, liquidation, or winding-up, any surplus of the assets remaining after allowing for the payment of all of Akazoo’s liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. The decisions to dissolve, liquidate, or wind-up require approval by an extraordinary general meeting of Akazoo’s shareholders.

Merger and De-Merger

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers all of its assets and liabilities to another company in exchange for the issuance of ordinary shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at an extraordinary general meeting of shareholders of the Luxembourg company, enacted in front of a Luxembourg notary. Similarly, a de-merger of a subsidiary of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders, enacted in front of a Luxembourg notary.

No Appraisal Rights

Neither Luxembourg law nor Akazoo’s articles of association provide for appraisal rights of dissenting shareholders.

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders represents the entire body of Akazoo’s shareholders.

Any holder of Akazoo’s share capital is entitled to attend its general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of Akazoo’s articles of association. Each Akazoo Ordinary Share entitles the holder to one vote at a general meeting of shareholders. Akazoo’s articles of association provide that its board of directors may determine all other conditions that must be fulfilled in order to take part in the general meeting of shareholders.

When convening a general meeting of shareholders, Akazoo will send a convening notice by registered mail to the registered address of each shareholder at least eight days before the meeting. The convening notices for every general meeting shall contain the agenda and shall take the form of announcements filed with the register of commerce and companies, published on the Luxembourg official gazette (RESA), and published in a Luxembourg newspaper at least 15 days before the meeting. No proof is required that this formality has been complied with.

Akazoo’s articles of association provide that if Akazoo Ordinary Shares are listed on a regulated market, the general meeting also will be convened in accordance with the publicity requirements of such regulated market and, as the case may be, special laws applicable to it.

A shareholder may participate in general meetings of shareholders by appointing another person as his or her proxy, the appointment of which shall be in writing. Akazoo’s articles of association also provide that, in the case of ordinary shares held through the operator of a securities settlement system or depository, a holder of such ordinary shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of ordinary shares recorded in the relevant account on the relevant record date. Such certificates, as well as any proxy forms, should be submitted to Akazoo no later than three business days before the date of the general meeting unless the Akazoo Board provides for a different period.

The annual general shareholder meeting must be held within six months from the end of the respective financial year at Akazoo’s registered office or in any other place in Luxembourg as notified to the shareholders.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to Akazoo’s registered office at least five days before the general meeting of shareholders. In addition, the board of directors of Akazoo shall adjourn a general meeting for four weeks (up to six weeks, in case of a combined ordinary and extraordinary general meeting) at the request of one or more shareholders representing at least 10% of the share capital of Akazoo. In the event of an adjournment, any resolution already adopted by the general meeting shall be cancelled and final resolutions will be adopted at the adjourned general meeting. Furthermore, one or more shareholders representing at least 10% of the share capital or at least 10% of the voting rights attached to the shares issued by Akazoo may ask the board of directors of Akazoo questions on one or more transactions of Akazoo or any companies controlled by it.

Voting Rights

Each Akazoo Ordinary Share entitles the holder thereof to one vote.

Neither Luxembourg law nor Akazoo’s articles of association contain any restrictions as to the voting of Akazoo Ordinary Shares by non-Luxembourg residents.

As described further below, Luxembourg law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to voting rights.

Ordinary General Meeting. At an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. Abstentions are not considered “votes.”

Extraordinary General Meeting. Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) Akazoo’s dissolution and liquidation, and (v) any and all amendments to Akazoo’s articles of association. Pursuant to Akazoo’s articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half (50%) of Akazoo’s issued share capital unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened, for which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered “votes.”

Minority Action Right. Luxembourg law provides for a provision whereby the holding, in the aggregate, 10% of the securities who have a right to vote at the general meeting that has granted discharge to the members of the board of directors, may act on Akazoo’s behalf to file a claim for a violation of the mandate (mandat) granted to the directors, a violation of the law, or a violation of the articles of association.

Dividend Rights

In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to Akazoo’s accounts.

Board of Directors

The articles of association of Akazoo stipulate that it shall be managed by a board of directors composed of at least three members. For as long as the Shareholders’ Agreement is in place, the Akazoo Board will be composed of up to seven directors. Each of the parties to the Shareholders’ Agreement shall exercise the voting rights attached to their Akazoo Ordinary Shares at each general meeting of the shareholders of Akazoo at which proposals relating to the filling of positions on the Akazoo Board are to be considered (or in any written resolution executed in lieu of such a meeting which relates to such matters), and shall take all actions reasonably necessary, to ensure the election to the Akazoo Board of Directors of the following individuals:

(i) one individual, who need not be an independent director (within the meaning of the listing standards of the NASDAQ Capital Market (or other United States national securities exchange on which the shares are listed, if any), designated by InternetQ Group Limited and Tosca Penta Music Limited Partnership and their respective permitted assigns;

(ii) one individual, who need not be an independent director, designated by Modern Media LLC and MIHI LLC; and

(iii) one individual, who must be an independent director, designated by certain management shareholders, including Apostolos N. Zervos.

Upon such time as any of the parties to the Shareholders’ Agreement, or their affiliates, collectively, cease to beneficially own, at least 50% of the number of Akazoo Ordinary Shares beneficially owned by such party immediately following the closing of the Business Combination, such party shall cease to have the right to designate any nominee for election to the Akazoo Board of Directors pursuant to the Shareholders’ Agreement. The Akazoo Board of Directors may appoint a chairman from among its members. It also may appoint a secretary, who need not be a director and who will be responsible for keeping the minutes of the meetings of the Akazoo Board of Directors and of the shareholders. The Akazoo Board of Directors will meet upon call by the chairman or any two directors. The chairman will preside at all meetings of the Akazoo Board of Directors and, if required, of the shareholders, except that in his or her absence the Akazoo Board of Directors may appoint another director as chairman and the general meeting of shareholders may appoint another person as chairman, in each case pro tempore by vote of the majority present or represented at such meeting.

A quorum of the board of directors shall be half of the members, and resolutions are adopted by the simple majority vote of members of the board of directors present or represented. No valid decision of the board of directors may be taken if the necessary quorum has not been reached. In case of an equality of votes, the chairman shall not have the right to cast the deciding vote. The board of directors also may take decisions by means of resolutions in writing signed by all directors. Each director has one vote.

The general shareholders’ meeting elects directors and decides their respective terms. Under Luxembourg law, directors may be reelected, but any single term of their office may not exceed six years. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause, by a simple majority of votes cast at a general meeting of shareholders. If the board of directors has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director. For a discussion of the differences in shareholders’ rights under Luxembourg law and Delaware law, see “Comparison of Stockholders’ Rights.”

Within the limits provided for by Luxembourg law, the board of directors may delegate Akazoo’s daily management and the authority to represent Akazoo to one or more persons. The delegation to a member of the board of directors shall entail the obligation for the board of directors to report each year to the ordinary general meeting of the shareholders on the salary, fees, and any advantages granted to the delegate.

No director, solely as a result of being a director, shall be prevented from contracting with Akazoo with regard to his tenure in any office or place of profit, or as vendor, purchaser, or in any other manner whatsoever. No contract in which any director is in any way interested shall be voided solely on account of his position as director and no director who is so interested shall account to Akazoo or the shareholders for any remuneration, profit, or other benefit realized by the contract solely by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having a direct or indirect personal and financial interest in a transaction submitted for approval to the board of directors may not participate in the deliberations and vote thereon, if the transaction is not in the ordinary course of Akazoo’s business and conflicts with Akazoo’s interest, in which case the director shall be obliged to advise the board of directors thereof and to cause a record of his statement to be included in the minutes of the meeting. He or she may not take part in these deliberations or vote on such a transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with Akazoo’s interest.

Akazoo’s articles of association provide that directors and officers, past and present, will be entitled to indemnification from Akazoo to the fullest extent permitted by Luxemburg law against liability and all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. However, no indemnification will be provided against any liability to Akazoo’s directors or officers (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in Akazoo’s interest, or (iii) in the event of a settlement, unless approved by a court of competent jurisdiction or the board of directors.

There is no mandatory retirement age for directors under Luxembourg law and no minimum shareholding requirement for directors.

Amendment of Articles of Association

Shareholder Approval Requirements. Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment of the articles of association to be made by extraordinary resolution. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association. An extraordinary general meeting of shareholders convened for the purposes of amending the articles of association must have a quorum of at least 50% of Akazoo’s issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Irrespective of whether the proposed amendments will be subject to a vote at any duly convened extraordinary general shareholders’ meeting, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders by shareholders.

Formalities. Any resolutions to amend Akazoo’s articles of association must be taken before a Luxembourg notary, and such amendments must be published in accordance with Luxembourg law.

C. Material contracts

The disclosures under the captions “The Business Transaction Agreement” beginning on page 130 and “Certain Agreements Related to the Business Combination” beginning on page 135 of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, are incorporated by reference herein.

D. Exchange controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions.

E. Taxation

The disclosure under the caption “Material U.S. Federal Income Tax Consequences of the Business Combination” beginning on page 102 of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

F. Dividends and paying agents

None

G. Statement by experts

Not Applicable

H. Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 96 Kensington High Street, W8 4SG, London.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. The Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not required

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The disclosures under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Akazoo - Quantitative and Qualitative Disclosures about Market Risk” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMAC - Quantitative and Qualitative Disclosures about Market Risk” beginning on pages 168 and 179 respectively of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, is incorporated by reference herein.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not required

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not required

Item 15. Controls and Procedures

Not required

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Not required

Item 16B. Code of Ethics

Not required

Item 16C. Principal Accountant Fees and Services

Not required

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not required

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Change in Registrant’s Certifying Accountant

In connection with the Businesss Combination, we appointed Crowe U.K. LLP (“Crowe”) as our independent auditor for the fiscal year ending December 31, 2019. In connection with the Business Combination, WithumSmith+Brown, PC ("Withum"), which was the auditor for MMAC was informed that it would not be our auditor.

The reports of Withum on the consolidated financial statements of MMAC for the fiscal years ended March 31, 2019, 2018 and 2017 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that such audit report contained an explanatory paragraph in which Withum expressed substantial doubt as to MMAC’s ability to continue as a going concern if it did not complete a business combination by September 17, 2019.

During the fiscal years ended March 31, 2019, 2018 and 2017, and through the Business Combination (the "Effective Date"), there were no disagreements with Withum on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Withum, would have caused Withum to make reference thereto in its reports on the financial statements of MMAC for such periods. During the fiscal years ended March 31, 2019 and 2018, and through the Effective Date, there were no "reportable events" as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the fiscal years ended March 31, 2019, 2018 and 2017, and through the Effective Date, neither Akazoo, nor anyone on its behalf, consulted Crowe regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of Akazoo and neither a written report was provided to the Company or oral advice was provided that Crowe concluded was an important factor considered by Akazoo in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement," as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a "reportable event," as that term is described in Item 16F(a)(1)(v) of Form 20-F.

Akazoo provided Withum with a copy of the disclosure it is making in this Report of Foreign Private Issuer on Form 6-K (this "Report"), and requested that Withum furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (the "SEC"), pursuant to Item 16F(a)(3) of Form 20-F, stating whether Withum agrees with the statements made by the Company in this Report, and if not, in which respects Withum does not agree. A copy of Withum's letter to the SEC dated September 17, 2019 is attached as Exhibit 15.2 to this Report.

Item 16G. Corporate Governance

Not required

Item 16H. Mine Safety Disclosure

Not Applicable

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The disclosures on pages F-1 to F-74 of the Company’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commission on August 15, 2019, are incorporated by reference herein.

Unaudited Condensed Combined Pro Forma Financial Statements of the Company are included as Exhibit 15.1 hereto.

Item 19. Exhibits

Exhibit Number	Description

1.1	Articles of Association of Akazoo S.A.

2.1	Form of Shareholders’ Agreement, by and between Modern Media Acquisition Corp. S.A. and certain majority shareholders of Modern Media Acquisition Corp. S.A. (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (333-229613), filed with the Securities and Exchange Commission on August 14, 2019)

4.1	Business Transaction Agreement, dated as of January 24, 2019, by and among Modern Media Acquisition Corp., Akazoo Limited, Apostolos N. Zervos, acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Unlimited Music S.A., a Luxembourg public limited company (société anonyme), and Modern Media LLC, acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Modern Media Acquisition Corp. S.A., a Luxembourg public limited company (société anonyme) (incorporated by reference to Annex A to the Registration Statement on Form F-4 (333-229613), filed with the Securities and Exchange Commission on August 14, 2019)

4.2	Letter Agreement by and among Modern Media Acquisition Corp., Akazoo Limited, Modern Media Acquisition Corp. S.A., Unlimited Music S.A. and, solely for purposes of Section 13 thereof, Macquarie Capital (USA) Inc., dated as of July 29, 2019 (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (333-229613), filed with the Securities and Exchange Commission on August 14, 2019)

4.3	Form of Employment Agreement between Apostolos N. Zervos and Modern Media Acquisition Corp. S.A. (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (333-229613), filed with the Securities and Exchange Commission on August 14, 2019)

4.4	Form of Employment Agreement between Petrus Schreuder and Modern Media Acquisition Corp. S.A. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (333-229613), filed with the Securities and Exchange Commission on August 14, 2019)

8.1	Subsidiaries of Modern Media Acquisition Corp. S.A. (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (333-229613), filed with the Securities and Exchange Commission on August 14, 2019)

15.1	Unaudited Pro Forma Combined Financial Information

15.2	Letter from WithumSmith+Brown, PC dated September 17, 2019

15.3	Investor Presentation dated August 2019

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

Company:Akazoo S.A.

By:	/s/ Apostolos N. Zervos

Name: Apostolos N. Zervos

Title: Chief Executive Officer

Date: September 17, 2019